December 30, 2019

VIA EDGAR TRANSMISSION

Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:    North Square Investments Trust
Securities Act Registration No: 333-235497
Regarding Delaying Amendment for North Square Investments Trust (the "Registrant") Registration Statement on Form N-14 (the “Registration Statement”)

Dear Mr. Sutcliffe:
Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the two mutual funds currently advised by Advisory Research, Inc. (each a "Target Fund"), which are series of Investment Managers Series Trust, into newly formed corresponding "shell" series of the Registrant (each, an "Acquiring Fund"), as shown the chart below:

Target Fund	Acquiring Fund
Advisory Research All Cap Value Fund	North Square Advisory Research All Cap Value Fund
Advisory Research Strategic Income Fund	North Square Strategic Income Fund
The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2019 pursuant to Rule 488 under the Securities Act.
The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the District of Columbia, on the 30th day of December, 2019.
If you have any questions or comments, please do not hesitate to contact Scott Resnick at (626) 914-7372.

Sincerely,

/s/ Alan E. Molotsky
Alan E. Molotsky
Secretary and Treasurer
North Square Investments Trust